Exhibit No. 99(a)

Constellation Energy Nuclear Group, LLC

Consolidated Financial Statements

December 31, 2010 and 2009

Constellation Energy Nuclear Group, LLC

Table of Contents

December 31, 2010 and 2009

PricewaterhouseCoopers LLP
100 East Pratt Street
Suite 1900
Baltimore, Maryland 21202-1096
Telephone (410) 783 7600
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www.pwc.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of

Constellation Energy Nuclear Group, LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in members’ equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Constellation Energy Nuclear Group, LLC and its subsidiaries (“the Company”) at December 31, 2010 and 2009, and the results of their operations and their cash flows for the year ended December 31, 2010 and the period from November 6, 2009 to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

The results of operations and cash flows of the Company for 2009 are presented for the period November 6, 2009 to December 31, 2009, subsequent to the transaction described in Note 1.  As discussed in Note 2 to the financial statements, the Company has entered into significant transactions with related parties.

January 21, 2011

Constellation Energy Nuclear Group, LLC

Consolidated Statements of Income

		For the period
	For the year ended	November 6 through
	December 31, 2010	December 31, 2009
	(In Thousands of U.S. Dollars)
Revenues
Sales under power purchase agreements (PPA):
Constellation Energy Commodities Group, Inc. (CECG)	$900,870	$122,478
EDF Trading North America, LLC	92,854	7,642
Unrelated parties	415,893	59,332
Non-PPA sales to unrelated parties	11,457	2,408
Capacity and ancillary service revenues from unrelated parties	154,230	25,698
Total revenues	1,575,304	217,558

Expenses
Amortization of nuclear fuel	160,096	24,068
Department of Energy waste disposal fees	30,106	4,945
Purchased energy	26,043	—
Independent system operator and related charges	6,514	752
Compensation-related expenses	387,952	47,310
Contractual services, professional services, and staff augmentation	139,348	14,573
Support services from Constellation Energy Group, Inc.	80,477	11,647
Power services agency charges from CECG	16,145	2,691
Depreciation	114,312	17,160
Accretion of asset retirement obligations	73,613	11,257
Property taxes	57,374	8,447
Materials, supplies, and equipment expense	29,517	3,563
Regulatory fees	38,397	4,730
Insurance	16,858	2,465
Other expenses	35,290	3,133
Less amounts reimbursed by Long Island Power Authority	(37,587)	(3,788)
Total expenses	1,174,455	152,953

Operating Income	400,849	64,605

Other Income
Net pre-tax earnings on nuclear decommissioning trust funds	48,304	5,216
Income taxes on nuclear decommissioning trust fund earnings	(7,638)	(1,333)
Other income	74	31
Total other income	40,740	3,914

Net Income	$441,589	$68,519

The accompanying notes are an integral part of these consolidated financial statements.

Constellation Energy Nuclear Group, LLC

Consolidated Balance Sheets

	December 31,	December 31,
	2010	2009
	(In Thousands of U.S. Dollars)
Assets
Current Assets
Cash and cash equivalents	$226,054	$222,443
Trade accounts receivable:
Constellation Energy Commodities Group, Inc. (CECG)	47,585	69,205
EDF Trading North America, LLC	8,026	7,261
Unrelated parties	42,077	43,885
Other receivables:
UniStar Nuclear Energy, LLC (UNE)	6,068	4,265
Subsidiaries of Constellation Energy Group, Inc. (CEG)	333	535
Unrelated parties	3,690	5,845
Spare parts, materials, and supplies	146,246	137,453
Current portion of unamortized Ginna power purchase agreement	2,152	1,445
Current portion of CECG power services agency agreement	2,545	—
Prepaid property taxes	14,037	13,997
Other prepaid expenses and current assets	8,620	6,640
Total current assets	507,433	512,974

Investments and Other Noncurrent Assets
Nuclear decommissioning trust funds	1,385,559	1,244,683
Nuclear fuel - net of accumulated amortization	565,171	511,857
Noncurrent receivable - UNE	1,261	—
Unamortized Ginna power purchase agreement	9,697	11,850
CECG power services agency agreement	27,136	3,726
Other noncurrent assets	4,640	302
Total investments and other noncurrent assets	1,993,464	1,772,418

Property, Plant, and Equipment
Plant in service	3,586,673	3,565,734
Accumulated depreciation	(1,279,938)	(1,188,174)
Net plant in service	2,306,735	2,377,560
Construction work in progress	282,800	254,197
Total property, plant, and equipment	2,589,535	2,631,757

Total Assets	$5,090,432	$4,917,149

The accompanying notes are an integral part of these consolidated financial statements.

Constellation Energy Nuclear Group, LLC

Consolidated Balance Sheets

	December 31,	December 31,
	2010	2009
	(In Thousands of U.S. Dollars)
Liabilities and Members’ Equity
Current Liabilities
Accounts payable and non-compensation accrued liabilities:
Unrelated parties	$169,746	$122,494
CEG and subsidiaries of CEG	8,233	13,976
Electricité de France, SA and subsidiaries	251	—
Accrued compensation	45,997	43,717
Current portion of pension, postretirement, and postemployment benefit obligations	5,834	5,466
Current portion of power purchase agreement with CECG	400,854	371,276
Total current liabilities	630,915	556,929

Noncurrent Liabilities
Asset retirement obligations	993,816	1,036,399
Power purchase agreement with CECG	—	400,854
Pension, postretirement, and postemployment benefit obligations	308,508	266,671
Deferred income taxes on nuclear decommissioning trust funds	30,468	11,816
Other noncurrent liabilities	5,944	355
Total noncurrent liabilities	1,338,736	1,716,095

Leases, Commitments, Guarantees, and Contingencies (see Notes 9 and 10)

Members’ Equity
Members’ capital	2,991,864	2,987,752
Retained earnings (accumulated deficit)	79,197	(362,392)
Accumulated other comprehensive income	49,720	18,765
Total members’ equity	3,120,781	2,644,125

Total Liabilities and Members’ Equity	$5,090,432	$4,917,149

The accompanying notes are an integral part of these consolidated financial statements.

Constellation Energy Nuclear Group, LLC

Consolidated Statements of Cash Flows

		For the period
	For the year	November 6
	ended	through
	December 31,	December 31,
	2010	2009
	(In Thousands of U.S. Dollars)
Cash Flows From Operating Activities
Net Income	$441,589	$68,519
Adjustments to reconcile to net cash provided by operating activities:
Amortization of nuclear fuel	160,096	24,068
Depreciation	114,312	17,160
Impairment of construction work in progress	3,242	—
Amortization of CECG and Ginna power purchase agreements	(369,830)	(882)
Accretion of asset retirement obligations	73,613	11,257
Net pre-tax earnings on nuclear decommissioning trust funds	(48,304)	(5,216)
Income taxes on nuclear decommissioning trust fund earnings	7,638	1,333
Defined benefit obligation expense	42,772	6,676
Defined benefit obligation payments	(51,683)	(1,202)
Long-term incentive plan compensation	5,082	778
Changes in:
Accounts receivable	23,217	(76,747)
Spare parts, materials, and supplies	(8,793)	(3,585)
Prepaid expenses and other current assets	(2,020)	9,568
Noncurrent receivable - UNE and other noncurrent assets	(4,136)	—
Accounts payable and accrued liabilities	46,088	10,290
CECG power services agency agreement	(25,955)	(3,726)
Other noncurrent liabilities	4,126	—
Net cash provided by operating activities	411,054	58,291

Cash Flows From Investing Activities
Investments in property, plant, and equipment	(203,540)	(34,493)
Purchases of nuclear fuel	(203,903)	(12,760)
Investments in nuclear decommissioning trust fund securities	(204,397)	(30,697)
Proceeds from the sale of nuclear decommissioning trust fund securities	204,397	30,697
Net cash used in investing activities	(407,443)	(47,253)

Cash Flows From Financing Activities
Distributions to members	—	(13,515)
Net cash used in financing activities	—	(13,515)

Net Increase (Decrease) in Cash and Cash Equivalents	3,611	(2,477)
Cash and Cash Equivalents at Beginning of Period	222,443	224,920
Cash and Cash Equivalents at End of Period	$226,054	$222,443

Other Cash Flow Information
Cash paid for income taxes on nuclear decommissioning trust funds	$4,932	$1,426
Accrued investments in property, plant, and equipment	25,180	37,193
Accrued purchases of nuclear fuel	26,227	16,720

The accompanying notes are an integral part of these consolidated financial statements.

Constellation Energy Nuclear Group, LLC

Consolidated Statements of Changes in Members’ Equity and Comprehensive Income

		Retained	Accumulated
		Earnings	Other	Total
	Members’	(Accumulated	Comprehensive	Members’
	Capital	Deficit)	Income (Loss)	Equity
	(In Thousands of U.S. Dollars)

Balance, November 6, 2009	$2,986,974	$(417,396)	$(25,133)	$2,544,445

Comprehensive income:
Net income		68,519		68,519
Other comprehensive income (OCI):
Change in unrealized gains on nuclear decommissioning trust funds, net of taxes of $5,434			27,065	27,065
Reclassification of net losses on nuclear decommissioning trust funds from OCI to net income, net of taxes of $77			610	610
Gain on defined benefit plans			14,150	14,150
Amortization of net actuarial loss, net prior service cost, and transition obligation included in net periodic benefit cost			2,073	2,073
Total comprehensive income		68,519	43,898	112,417
Noncash contributions from members associated with long-term incentive plan	778			778
Distributions		(13,515)		(13,515)
Balance, December 31, 2009	$2,987,752	$(362,392)	$18,765	$2,644,125

Comprehensive income:
Net income		441,589		441,589
Other comprehensive income (OCI):
Change in unrealized gains on nuclear decommissioning trust funds, net of taxes of $18,866			91,358	91,358
Reclassification of net gains on nuclear decommissioning trust funds from OCI to net income, net of taxes of $2,473			(10,257)	(10,257)
Loss on defined benefit plans			(60,679)	(60,679)
Amortization of net actuarial loss, net prior service cost, and transition obligation included in net periodic benefit cost			12,347	12,347
Total comprehensive income		441,589	32,769	474,358
Transfer of nonqualified supplemental pension liability from Constellation Energy Group	(970)		(1,814)	(2,784)
Noncash contributions from members associated with long-term incentive plan	5,082			5,082
Balance, December 31, 2010	$2,991,864	$79,197	$49,720	$3,120,781

The accompanying notes are an integral part of these consolidated financial statements.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

1.     Organization and Business

Formation and Organization of the Company

Constellation Energy Nuclear Group, LLC (“CENG” or “the Company”) is a Maryland limited liability company formed on December 15, 1999 and reorganized on November 6, 2009.  The Company’s members and their respective member interests are as follows: 49.11% by Constellation Nuclear, LLC (“CNL”), 0.90% by CE Nuclear, LLC (“CEN”), and 49.99% by EDF Inc. (“EDFI”), all of which are Delaware limited liability companies.  CNL and CEN are ultimately wholly owned subsidiaries of Constellation Energy Group, Inc. (“CEG”), which, through its interests in CNL and CEN, owns 50.01% of the Company.  EDFI is a wholly owned subsidiary of E.D.F. International S.A. (“EDF International”), which is ultimately a wholly owned subsidiary of Electricité de France, SA (“EDF”).

EDFI acquired its member interest in the Company on November 6, 2009 (the “EDF Closing”).  Prior to this date, the Company was a wholly owned subsidiary of CEG.  The Company carried forward its historical basis of assets and liabilities and is presenting the results of operations and cash flows of the Company for the periods subsequent to the transaction.

The operation of the Company is subject to various agreements among the members.  These agreements include provisions which describe, among other matters, the formation and termination of the Company, the rights and responsibilities of the members, the operating activities of the Company, the governance of the Company, capital contributions by the members, and profit distributions to the members.  In addition, the agreements stipulate that certain distributions shall not be made until 2012 or later when sufficient funds are available.  As of December 31, 2010, there were no cumulative undistributed amounts.  The agreements also provide that the members may contribute additional capital or make loan advances to the Company, if needed.  The Company expects that during 2011 it will execute a line of credit of up to approximately $125 million with one or both of its members to fund short-term capital needs.

The Company is governed by a board of ten directors, five of which are appointed by CNL and five by EDFI.  In addition, the consents of both CNL and EDFI are required before the Company may take certain significant actions, including materially changing the scope of the Company’s businesses, issuing credit support outside the ordinary course of business, incurring certain types of indebtedness, and entering into agreements of significant size or duration.  In general, the Company is jointly controlled by CEG and EDFI, except for matters related to nuclear safety, security and reliability, certain regulatory and environmental compliance issues, and senior executive officer appointments, for which CEG has a casting or controlling vote.  No member is obligated individually for any debt, obligation, or liability of the Company solely by reason of being a member of the Company.  Only obligations of the Company that are assumed by a member in a separate written agreement can become liabilities of a member.  In the event the Company were to be liquidated, the remaining equity of the Company would be divided among the members according to each member’s ownership interest.

Nature of the Business

The Company owns and operates three nuclear power plants having a total capacity of 4,044 megawatts (“MW”) as set forth below.  The 18% of Nine Mile Point Unit 2 (“NMP2”) not owned by the Company is owned by the Long Island Power Authority (“LIPA”), an unrelated party, which reimburses the Company for its 18% share of the operating and construction costs of that unit and is responsible for its 18% share of the decommissioning costs of that unit.  The Company and LIPA are each responsible for providing their own financing for NMP2.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

				%	MW		Most
				Owned	Owned	Expiration	Recent
			Total	By the	By the	Of NRC	Refueling
Plant	Location	Region	MW	Company	Company	License	Outage

Calvert Cliffs Unit 1	Calvert County, MD	PJM	855	100%	855	2034	03/2010
Calvert Cliffs Unit 2	Calvert County, MD	PJM	850	100%	850	2036	03/2009
Ginna	Ontario, NY	NYISO	581	100%	581	2029	10/2009
Nine Mile Point Unit 1	Scriba, NY	NYISO	620	100%	620	2029	04/2009
Nine Mile Point Unit 2	Scriba, NY	NYISO	1,138	82%	933	2046	05/2010
			4,044		3,839

The Calvert Cliffs and Nine Mile Point units are on 24-month refueling outage schedules, and the Ginna plant is on an 18-month refueling outage schedule.

2.     Related-Party Transactions

In the normal course of business, the Company conducts transactions with certain related parties under the following agreements.

Power Purchase Agreements

As discussed in Note 7, a substantial portion of the power generated by the Company’s plants is sold through Power Purchase Agreements (“PPAs”) to either Constellation Energy Commodities Group (“CECG”), a wholly owned subsidiary of CEG, or to EDF Trading North America, LLC (“EDFTNA”), which is ultimately a wholly owned subsidiary of EDF.

Support Services from CEG

The Company purchases various administrative services, including the use of certain leased equipment and office space, from CEG.  The initial contracts for these services expired on December 31, 2010.  During 2010, the Company entered into a new contract which is effective January 1, 2011, which expires December 31, 2017, and which contains both a fixed-price component subject to an annual escalation of 2% and a consumption-based price component (the “Administrative Services Agreement”).  The consumption-based pricing component is variable and covers primarily information technology services, computer and network equipment, and office space.  The fixed components of the Administrative Services Agreement are shown as commitments in Note 9.

In addition, the Company purchases certain technical maintenance services and craft labor from subsidiaries of CEG.

Power Services Agency Agreement

The Company purchases certain scheduling, asset management, and billing services from CECG under a power services agency agreement that expires December 31, 2014 (the “Power Services Agency Agreement”).  The required payments and amounts charged to expense for each year of the Power Services Agency Agreement and the resulting prepaid costs at the respective year ends are as follows:

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

			Period-End Total
	Payments	Expense	Prepaid Balance
		(In Thousands)
November 6 through December 31, 2009	$6,417	$2,691	$3,726
2010	42,100	16,145	29,681
2011	13,600	16,145	27,136
2012	8,500	16,145	19,491
2013	8,500	16,145	11,846
2014	4,300	16,146	—
Total	$83,417	$83,417

Contractual Services Agreements

EDF has seconded certain of its employees to the Company, and the Company has an agreement to reimburse EDF for the costs of these employees.  During the periods ended December 31, 2010 and 2009, the Company incurred costs of $1.8 million and $84,000, respectively, under this agreement.  These costs are recorded in “Contractual services, professional services, and staff augmentation” expense.

Through November 2, 2010, UniStar Nuclear Energy, LLC (“UNE”) was a 50/50 joint venture between subsidiaries of CEG and EDF.  Effective November 3, 2010, EDF increased its ownership in UNE to 100% by purchasing CEG’s interest.  The Company has assigned certain of its employees, and provides technical, managerial, and administrative services, to UNE through a cost-reimbursement project-billing agreement that expires in November of 2011.  During the periods ended December 31, 2010 and 2009, reimbursable costs recorded as a reduction of “Compensation-related expenses” were approximately $26.4 million and $3.5 million, respectively.

The Company provides certain of its information technology applications to a subsidiary of CEG and to UNE.  During the year ended December 31, 2010, the Company charged costs of approximately $2.6 million and $0.2 million to the CEG subsidiary and UNE, respectively.  During the period ended December 31, 2009, the Company charged costs of approximately $0.5 million and $0.1 million to the CEG subsidiary and UNE, respectively.  These amounts were recorded as reductions of “Other expenses.”

Nuclear Property and Accidental Outage Insurance

The Company’s plants are provided property and accidental outage insurance through Nuclear Electric Insurance Limited (“NEIL”), a mutual insurance company.  Prior to July 1, 2010, CENG was the member-insured of NEIL.  Effective July 1, 2010, CEG and EDFI became the members-insured through their ownership interest in CENG.  As the members-insured, CEG and EDFI have assigned the loss benefits under the insurance to the Company’s operating subsidiaries, with the Company named as an additional insured party.  In consideration for receiving the loss benefits, the Company pays the NEIL premiums and the related premium taxes.  The Company’s expense for NEIL premiums is recorded as a component of “Other expenses” and was approximately $9.4 million and $1.4 million for the periods ended December 31, 2010 and 2009, respectively.

Obligation to Transfer Land to UNE

In connection with EDF’s acquisition of CEG’s interest in UNE, the Company is obligated to transfer to UNE, via fee simple and/or easement interests, portions of its land at the Nine Mile Point and Ginna sites in anticipation of UNE developing those properties for new nuclear power plants.  This obligation, which is subject to the Company obtaining the requisite approvals, and which must be completed by October 2012, is not expected to materially affect the Company’s ability to operate its existing units at these sites.  No consideration is required to be paid to the Company for these properties or easements.  This transfer will be accounted for as a distribution to the members.

Contingent Receipts

As discussed in Note 10, CEG is entitled to any funds received from the U.S. Department of Energy (“DOE”) that reimburse costs expended prior to the EDF Closing for the storage of spent nuclear fuel at the Company’s nuclear sites.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

Parental Guarantees

CEG and EDF have issued or are otherwise responsible for the following guarantees, financial assurances, and letters of credit on behalf of the Company or its operating subsidiaries with respect to various obligations of the Company or its operating subsidiaries in the combined aggregate amount of approximately $886.1 million.  CEG and EDF share in these obligations in proportion to their respective member interests.

•                  $587.5 million in guarantees for the payment of contingent retrospective premium adjustments for the nuclear liability insurance discussed in Note 10;

•                  $290.0 million in combined support agreement obligations to meet U.S. Nuclear Regulatory Commission (“NRC”) requirements;

•                  $7.3 million in guarantees associated with hazardous waste management facilities and underground storage tanks; and

•                  $1.3 million in irrevocable standby letters of credit for workers compensation insurance deductibles.

3.     Significant Accounting Policies

Significant accounting policies pertaining to matters discussed in other notes are disclosed in those notes.  The following are significant accounting policies not discussed elsewhere.

Basis of Presentation

These consolidated financial statements are presented in United States dollars in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and they include the accounts of the Company and all entities controlled by the Company.  All material intercompany balances and transactions have been eliminated.

Management evaluated for inclusion in these financial statements events and transactions that occurred after December 31, 2010 through January 21, 2011, the date these financial statements were issued.

Use of Estimates

When preparing financial statements in accordance with GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

Significant estimates inherent in the preparation of these consolidated financial statements include those associated with the depreciation of property, plant, and equipment; impairment evaluations of long-lived assets; the valuation of asset retirement obligations; and the valuation of pension and post-retirement obligations.

Reclassifications

Certain prior-period amounts have been reclassified to conform to the current-year presentation as set forth below.  These reclassifications did not affect net income or cash flows for the periods presented.

•                  “Regulatory fees” was previously reported in “Other expenses,”

•                  “Insurance” was previously reported in “Other expenses,”

•                  “Materials, supplies, and equipment expense” was previously reported in “Other expenses,”

•                  “Prepaid property taxes” was previously reported in “Other prepaid expenses and current assets,” and

•                  “Accrued compensation” was previously reported in “Accounts payable and accrued liabilities.”

Derivatives

As discussed in Note 7, in the normal course of business, the Company may purchase financial instruments to manage its exposure to fluctuations in energy prices.  As of December 31, 2010 and 2009, the Company does not have any contracts that meet the definition of a derivative, other than certain PPAs and a capacity agreement (see Notes 4 and 7) which

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

qualify for the normal purchases and normal sales exception under GAAP and which are therefore accounted for on the accrual basis and not reported at fair value.

Fair Value

The Company determines the fair value of its assets and liabilities using unadjusted quoted prices in active markets (“Level 1”) or pricing inputs that are observable (“Level 2”) whenever that information is available.  Unobservable inputs (“Level 3”) are used to estimate fair value only when relevant observable inputs are not available.

The Company classifies assets and liabilities within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of each individual asset and liability taken as a whole.  Fair value measurements classified as Level 1 or Level 2 are determined by multiplying the pricing input by the quantity.  Fair value measurements classified as Level 3 are determined primarily using the income valuation approach, which involves discounting estimated cash flows using assumptions that market participants would use in pricing the asset or liability.

Income Taxes

The Company’s qualified nuclear decommissioning trust funds are subject to federal income taxes as separate taxable entities, and a provision for those taxes is made in these financial statements.  No additional provision for income taxes is made in these financial statements because the Company is considered a partnership for income tax purposes and, accordingly, the members are responsible for the income tax consequences of their respective shares of the Company’s income, loss, deductions, and credits.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments (primarily money market funds and demand deposits) with original maturities of three months or less, other than such investments held in and reported as “Nuclear decommissioning trust funds.”  The carrying amount of cash equivalents reported in the Consolidated Balance Sheets approximates fair value because of the short maturity of those instruments.

Accounts Receivable

Accounts receivable are stated net of any allowance for uncollectibles.  At December 31, 2010 and 2009, the allowances for uncollectibles were not material.

Spare Parts, Materials, and Supplies

Spare parts, materials, and supplies (other than capital spares and rotatable spares, which are included in property, plant, and equipment) are charged to inventory when purchased and then capitalized to plant or expensed, as appropriate, when installed or used.  These items are stated at average cost and are reviewed periodically for obsolescence.

Nuclear Fuel

Costs incurred for the purchase, conversion, and enrichment of nuclear fuel, the fabrication of nuclear fuel rod assemblies, and the procurement of canisters for the storage of spent nuclear fuel are recorded in the Consolidated Balance Sheets as “Nuclear fuel — net of accumulated amortization.”  The contracts for the purchase of these items do not meet the definition of a derivative or a lease, and the Company accounts for them on the accrual basis.  The nuclear fuel and canister costs are amortized based on the energy produced over the life of the fuel in the reactor, and the amortization expense is reported in the Consolidated Statements of Income as “Amortization of nuclear fuel.”  In addition, fees paid to the DOE for the disposal of spent nuclear fuel are recorded to expense as incurred.

Long-Term Incentive Plan

The Company grants cash-based awards to key employees under certain long-term incentive plans.  The amount of the award is based primarily on the attainment of certain operational goals over a stated service period, typically three years.  The estimated award amounts are accrued ratably over the service period as a component of “Compensation-related expenses.”

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

4.              Property, Plant, and Equipment

Original Cost

Property, plant, and equipment (“PP&E”) is recorded at its original cost, which includes the material, labor, and contractor costs directly associated with the acquisition or construction of the PP&E.  In addition, as discussed in Note 6, the cost of PP&E includes the associated asset retirement costs.  Executive and general management costs are charged to expense, not to PP&E.  The costs of capital projects are accumulated in the Consolidated Balance Sheets as “Construction work in progress” until the assets are placed in service and reflected as “Plant in service.”

The smallest item recorded as PP&E is a retirement unit.  When a retirement unit is replaced and in certain circumstances when a retirement unit is refurbished, the cost of the replacement or refurbishment is capitalized.  When only part of a retirement unit is replaced or when maintenance (including planned major maintenance) is performed, the cost is charged to expense in the Consolidated Statements of Income.

Certain significant spare parts, defined as capital spares or rotatable spares, are recorded in “Plant in service” rather than in “Spare parts, materials, and supplies” and are depreciated and otherwise accounted for consistent with other “Plant in service.”

Depreciation Expense and Useful Life

More than 95% of the carrying value of the Company’s PP&E consists of plant buildings and equipment; these assets are depreciated using the group straight-line method.  Depreciation groups consist of retirement units that are similar in nature and that have generally similar useful lives.  Assets are depreciated through the shorter of their useful lives or the license expiration date of the plant with which they are associated.  Depreciation studies are performed periodically to update the useful lives of the various depreciation groups; the most recent study was performed during 2010.  PP&E other than plant buildings and equipment consists of computer software, office equipment and furniture, and other plant equipment; these assets are generally depreciated on a straight-line basis over useful lives ranging from 3 years to 20 years.  At December 31, 2010 and 2009, the weighted average annual depreciation rates applied to the gross cost of “Plant in service” were 3.4% and 3.1%, respectively.

Retirements

For routine retirements of PP&E depreciated under the group depreciation method, the cost of the asset being retired is removed from both “Plant in service” and “Accumulated depreciation” in the Consolidated Balance Sheets.  No gain or loss is recorded for routine retirements because the depreciation rates under the group method contemplate a statistical dispersion of routine retirement activity.  For extraordinary retirements not contemplated in the periodic depreciation studies, and for the retirement of other PP&E not depreciated under the group method of depreciation, any disposition gain or loss is recorded in the Consolidated Statements of Income.  The cost of removing assets from service is charged to expense as incurred.

Impairment Evaluations

The Company periodically evaluates whether events have occurred or conditions have changed that would indicate that a further evaluation is warranted to determine whether its PP&E may be impaired.  This evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.  The PP&E asset groups evaluated for impairment are 1) Calvert Cliffs, 2) Nine Mile Point, 3) Ginna, and 4) the entire Company including its headquarters and non-plant PP&E.  The PP&E asset groups consist of the plant-specific PP&E, nuclear fuel, and PPA assets and liabilities.  An impairment would be indicated if the undiscounted estimated future cash flows are less than the carrying amount of the asset group, in which case the carrying values of the assets and liabilities comprising the impaired PP&E asset group would be adjusted to their fair values, and a corresponding charge would be made in the Consolidated Statement of Income.  For the periods ended December 31, 2010 and 2009, none of the Company’s PP&E asset groups were impaired.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

Nine Mile Point Unit 2

The Consolidated Balance Sheets include the following balances for the Company’s 82% interest in NMP2:

CENG’s 82% Portion of NMP2	December 31, 2010	December 31, 2009
	(In Thousands)
Plant in service	$431,826	$410,746
Accumulated depreciation	(102,987)	(92,339)
Net plant in service	328,839	318,407
Construction work in progress	113,075	100,573
Total property, plant, and equipment	$441,914	$418,980

The Company is making investments at NMP2 which are expected to increase the capacity of that unit by 105 MW from 1,138 MW to 1,243 MW effective approximately June of 2012.  LIPA is participating in 18% of this capacity increase and related costs, consistent with its existing ownership interest.  As a result, the Company’s and LIPA’s ownership interests remain at 82% and 18%, respectively.

In expectation of the capacity increase, during 2010 the Company purchased rights to deliver additional capacity to the New York Independent System Operator.  The fair value of the Company’s 82% share of the delivery rights was approximately $3.7 million, consisting of the payment of approximately $2.2 million (net of LIPA’s share of $0.5 million) plus the execution of a below-market agreement valued at $1.5 million (net of LIPA’s share of $0.3 million) to sell a portion of the capacity increase over a 36-month period.  The Company recorded this $3.7 million fair value as a component of “Other noncurrent assets,” and this amount will be amortized over the remaining life of NMP2 beginning at the completion of the capacity increase.  The amortization expense is not expected to be material.

The $1.5 million fair value of the capacity-sale agreement was recorded as a component of “Other noncurrent liabilities,” and this amount will be amortized over the 36-month period of the capacity agreement.  As referenced in Note 9, if the capacity increase is obtained, the Company will be obligated to provide a $3.0 million parental guarantee to secure its obligations under this agreement throughout its term.

5.              Nuclear Decommissioning Trust Funds

As discussed in Note 6, after the Company’s plants cease operations, the Company is obligated to decommission the plants in accordance with NRC regulations and relevant state requirements.  In accordance with NRC regulations, the Company maintains external trust funds to fund the costs expected to be incurred to decommission its plants.  The nuclear decommissioning trust funds and the investment earnings thereon are restricted to meeting the costs of decommissioning the plants in accordance with NRC regulations and relevant state requirements.  Investments by nuclear decommissioning trust funds are guided by the “prudent man” investment principle, and the trusts are prohibited from investing directly in CEG, EDF, their affiliates, or any entity owning a nuclear power plant in the United States.

It is expected that decommissioning activities will be undertaken through the 2080 decade.  If the actual return on trust fund assets were to be lower than expected, or if the costs or timing of decommissioning activities were to change, the Company could have to provide additional funding, which could have a material adverse effect on the Company’s liquidity and financial results.  No contributions were made to any of the trust funds during the periods ended December 31, 2010 and 2009, and the only distributions from the trust funds were for ongoing permissible expenses such as taxes, trustee fees, and investment management fees.

Every two years, the NRC requires U.S. nuclear power generation companies to report the status of the funds and provide reasonable assurance that funds will be available to decommission their sites.  The most recent filing was in 2009, and the NRC accepted that filing as providing reasonable financial assurance.  The Company’s next NRC submittal is required to be filed by March 31, 2011.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

The trust fund investments are classified as available-for-sale securities and are reported at fair value in the Consolidated Balance Sheets as “Nuclear decommissioning trust funds.”  A decline in the fair value of a trust fund investment below its book value is recognized as an impairment.  Impairments are charged to “Net pre-tax earnings on nuclear decommissioning trust funds” in the Consolidated Income Statements and result in a reduction in the basis of the investment.  An increase in the fair value of a trust fund investment above its cost or adjusted cost is recorded as a component of “Other comprehensive income.”  The following is a summary of the trust fund investments at December 31, 2010 and 2009:

		Pre-Tax Unrealized
		Gains Recorded in
		Accumulated Other
		Comprehensive
	Adjusted Cost	Income	Fair Value
	(In Thousands)
At December 31, 2010:
Marketable equity securities	$226,608	$169,403	$396,011
Mutual funds / common collective trusts	3,904	2,270	6,174
U.S. treasuries	29,548	567	30,115
Total Level 1 input	260,060	172,240	432,300

Mutual funds / common collective trusts	468,382	186,801	655,183
Corporate debt securities	147,890	17,517	165,407
U.S. government agency securities	36,661	1,846	38,507
State municipal bonds	71,568	2,880	74,448
Cash equivalents	19,714	—	19,714
Total Level 2 input	744,215	209,044	953,259

Total at December 31, 2010	$1,004,275	$381,284	$1,385,559

At December 31, 2009:
Marketable equity securities	$218,487	$126,452	$344,939
Mutual funds / common collective trusts	3,905	1,567	5,472
U.S. treasuries	21,925	720	22,645
Total Level 1 input	244,317	128,739	373,056

Mutual funds / common collective trusts	458,566	127,633	586,199
Corporate debt securities	148,509	21,686	170,195
U.S. government agency securities	41,072	2,177	43,249
State municipal bonds	50,852	3,556	54,408
Cash equivalents	17,576	—	17,576
Total Level 2 input	716,575	155,052	871,627

Total at December 31, 2009	$960,892	$283,791	$1,244,683

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

The investments in corporate debt securities, U.S. government agency securities, U.S. treasuries, and state municipal bonds mature on the following schedule:

At December 31, 2010
(In Thousands)
Less than 1 year	$5,030
1-5 years	111,777
5-10 years	75,560
More than 10 years	116,110
Total maturities of debt securities	$308,477

“Net pre-tax earnings on nuclear decommissioning trust funds” for the periods ended December 31, 2010 and 2009 were as follows, with cost determined on a tax-lot basis:

For the Period Ended	December 31, 2010	December 31, 2009
	(In Thousands)
Gross realized gains	$22,593	$2,482
Gross realized losses other than impairment losses	(2,750)	(1,749)
Impairment losses	(7,113)	(1,420)
Net realized gains (losses)	12,730	(687)
Interest and dividend income	37,750	5,957
Trustee fees and investment manager fees	(2,176)	(54)
Net pre-tax earnings on nuclear decommissioning trust funds	$48,304	$5,216

6.              Asset Retirement Obligations

The Company incurs legal obligations, known as asset retirement obligations (“AROs”), arising from the requirement to dismantle, decontaminate, and dispose of (“decommission”) its nuclear generating facilities in connection with their future retirement.  These AROs are measured by estimating their present values based upon management’s judgment of the probability, amount, and timing of decommissioning payments and the appropriate interest rates to discount these future cash flows to present value.

The ARO measurements are determined utilizing site-specific decommissioning cost estimates which are updated periodically.  As discussed below, the most recent decommissioning cost study was completed in 2010.  The Company believes the estimates developed during the 2010 study continue to be reasonable as of December 31, 2010.  However, given the magnitude of the amounts involved, the complicated and ever-changing technical and regulatory requirements, and the long time horizons involved, the actual obligation could vary from the assumptions used in management’s estimates, and the impact of such variations could be material.

When an ARO liability is recorded, a corresponding increase to the related long-lived asset is also recorded.  When changes in the assumptions used to calculate the fair value of existing AROs result in a material change to the existing carrying value, the carrying values of both the ARO liability and the related long-lived asset are adjusted.

Since the fair value of the ARO is determined using a present value approach, accretion of the liability due to the passage of time is recognized in the Consolidated Statements of Income as “Accretion of asset retirement obligations.”  When the liability is finally settled, a gain or loss will be recorded for any difference between the recorded liability and the actual costs incurred.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

The following is a rollforward of the ARO liability for the periods ended December 31, 2010 and 2009:

ARO Rollforward	Amount
(In Thousands)
Liability at November 6, 2009	$1,025,142
Accretion expense	11,257
Liability at December 31, 2009	1,036,399
Net decrease from revisions to estimated cash flows	(116,196)
Accretion expense	73,613
Liability at December 31, 2010	$993,816

During 2010, the Company recorded a decrease in the ARO liability of $116.2 million as a result of an updated decommissioning cost study.  The decrease was attributable primarily to the deferral of costs associated with the lengthening of the expected dormancy period prior to the commencement of decommissioning activities, partially offset by additional costs associated with the expected delay by the DOE in providing a permanent centralized repository for spent nuclear fuel, as discussed in Note 10.

7.              Revenue, Power Purchase Agreements, and Revenue Sharing Agreements

Revenue Recognition Policy

The Company earns revenue primarily from the sale of power generated by its plants, and to a lesser extent from the sale of capacity and ancillary services.  Revenue is recognized on the accrual method when delivery occurs.

Sales of Power

The majority of the Company’s energy is sold through PPAs which are for the physical delivery of energy.  Certain of the PPAs meet the definition of a derivative, but because they are for the physical delivery of energy, they qualify for the normal purchases and normal sales exception, which the Company has elected.  Accordingly, all of the PPAs are accounted for on an accrual basis.  Energy not sold under PPAs is sold through independent system operators (“ISOs”) at day-ahead or real-time market prices and is recognized as revenue when delivery occurs.

In addition, where the Company is required to purchase power to fulfill a contractual commitment, the Company may purchase financial instruments to manage its exposure to price fluctuation.  These instruments are recorded at fair value, with changes in fair value recognized as a component of “Purchased energy” expense.  The net gain recognized on these instruments during the year ended December 31, 2010 was approximately $64,000.  No such instruments were held by the Company during 2009 or at December 31, 2010.

Capacity and Ancillary Services

The capacity market is administered by the ISOs to ensure that adequate capacity resources will be available within their region.  The Company sells the majority of its capacity through ISO capacity auctions at the market clearing price.  Capacity revenue is recognized under the accrual method over the auction period.  The capacity arrangements include penalties that are due under certain circumstances if the Company is unable to meet its capacity obligations.  Penalties are recognized as a reduction to “Capacity and ancillary services revenues” when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Ancillary services markets are administered by the ISOs to support the reliability of the transmission system.  Revenue for ancillary services is recognized as the services are performed.

Power Purchase Agreements

The Company has a fixed-price unit-contingent PPA which expires in June 2014 with the former owner of the Ginna plant for approximately 90% of the available energy output and capacity from that plant.  The Ginna PPA was executed in November 2003 at prices other than market, and it became effective upon the closing of the acquisition of Ginna in

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

June 2004.  Accordingly, the fair value of the Ginna PPA was recorded in the Consolidated Balance Sheet at the time of execution and is being amortized against revenue over the remaining term of the contract.

The Company has fixed-price unit-contingent PPAs which expire in November 2011 with the former owners of Nine Mile Point Unit 2 (“NMP2”) for a total of 90% of the Company’s 82% share of the available energy from NMP2.  Because these PPAs were at market value when they became effective in November 2001, the Company did not record a PPA asset or liability.

On November 6, 2009, the Company entered into PPAs with CECG and EDFTNA for substantially all of the energy available from its plants after it fulfills its obligations under the Ginna PPA and NMP2 PPAs.  A provision within the PPAs allows the Company to fix the pricing for certain portions of available energy.  Through this provision, the Company has fixed the price of certain quantities of energy to be delivered through 2013.  In the event of an unplanned outage, the Company is required to purchase energy to meet these delivery obligations.  During 2010, such purchases amounted to $26.0 million.

Effective November 1, 2010, the PPAs with CECG and EDFTNA were amended.  The amended PPAs contain a provision which allows the Company to fix the price of the remaining available energy on a unit-contingent basis through December 31, 2014, and the Company has used this provision to fix the price for portions of future quantities available for sale under these PPAs.  In addition, the Company entered into new unit-contingent PPAs with CECG and EDFTNA for all available energy at the day-ahead market price beginning January 1, 2015 and continuing through the permanent cessation of power generation at each operating unit.

At inception, the CECG PPAs were structured at below-market prices for 2010 and 2011.  The fair values of the PPAs, which were determined using Level 2 inputs, totaled approximately $772.1 million at inception.  The Company recorded this amount in the Consolidated Balance Sheet as “Power purchase agreement with CECG” and is amortizing it into revenue over the two-year period beginning January 1, 2010 based on the terms of the contracts.

The table below presents the 2010 actual and future estimated favorable (unfavorable) non-cash effect on revenues of the amortization of the CECG PPA liabilities and the Ginna PPA asset:

Year Ended December 31,	2010	2011	2012	2013	2014	Total
	(In Thousands)
CECG PPA liability amortization	$371,276	$400,854	$—	$—	$—	$772,130
Ginna PPA asset amortization	(1,446)	(2,152)	(3,205)	(3,881)	(2,611)	(13,295)
Net PPA amortization	$369,830	$398,702	$(3,205)	$(3,881)	$(2,611)	$758,835

Revenue Sharing Agreements

In connection with the purchase of Nine Mile Point Unit 2, the Company entered into 10-year unit-contingent revenue sharing agreements (“RSAs”) with the former owners of that unit (the “Former NMP2 Owners”).  The RSAs, which apply only to the 82% of the unit owned by the Company, will become effective upon the expiration of the NMP2 PPAs and will expire in November 2021.  Under the RSAs, the Company is required to pay to the Former NMP2 Owners 80% of the net cumulative positive spread, if any, between the actual revenues per MWh earned by NMP2 and the RSA floor price per MWh for the period.  The floor price starts at $40.75/MWh in RSA contract year 1 (December 2011 — November 2012) and increases two percent annually over the 10-year term.  The Company will record any amounts earned by the Former NMP2 Owners under the RSAs as expense in the periods incurred.

8.              Employee Benefit Plans

Benefit Plan Descriptions

The Company sponsors several qualified and nonqualified defined-benefit pension, postretirement benefit, and other postemployment benefit plans, as well as contributory employee savings plans.  The majority of Nine Mile Point employees are covered by one set of benefit plans, and the rest of the Company’s employees (Calvert Cliffs, Ginna, and the headquarters staff) are covered by another set of benefit plans.  Prior to the EDF Closing, CENG employees other than Nine Mile Point employees had participated in CEG’s benefit plans.  Effective November 6, 2009, the defined benefit

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

obligations for those plans were transferred at historical cost from CEG to the Company, except for those associated with the nonqualified supplemental pension plan, which were transferred to the Company at historical cost upon the June 1, 2010 formation of the Company’s plan for these benefits.  The measurement date for each of the plans is December 31, 2010.

Pension Benefits

The Company maintains one qualified pension plan for its Nine Mile Point employees, another qualified pension plan (“CENG Pension Plan”) for the rest of the Company’s employees, and a nonqualified supplemental pension plan in which only certain employees are eligible to participate (collectively referred to as the “Pension Plans”).  In general, the benefits under the Pension Plans are calculated based on age, years of service, and pay.

On November 6, 2009, the assets of the CENG Pension Plan were segregated to a master trust sub-account within CEG’s pension plan master trust based on a preliminary allocation of plan assets under Section 4044 of ERISA.  During 2010, following the final ERISA Section 4044 evaluation, the CENG Pension Plan assets were transferred to a separate CENG master trust.  The Nine Mile Point pension plan assets were also transferred from the CEG master trust to the CENG master trust.  The CENG master trust is under the oversight of a newly-formed investment committee of the Company (the “Investment Committee”).

The Company funds the qualified pension plans by contributing at least the minimum amount required under the Pension Protection Act and IRS regulations.  The amount of funding is calculated using the projected unit credit cost method.  The Company contributed approximately $45.6 million to the qualified pension plans during 2010 and expects to contribute approximately $64 million during 2011.

Postretirement Benefits

The Company sponsors defined-benefit postretirement health care and life insurance plans (the “Postretirement Plans”) that cover the majority of its employees.  In general, the benefits under these plans are calculated based on age, years of service, and pension benefit levels or final base pay.  The Company does not fund these plans.  Almost all of the retirees make contributions to cover a portion of the medical plan costs, but retirees do not make contributions to cover the costs of the life insurance plan.  The Company’s contributions for retiree medical coverage for future retirees who were under the age of 55 on January 1, 2002 are capped at the 2002 level except for Nine Mile Point retirees.  The Company’s medical contributions for Nine Mile Point retirees are capped at 2009 levels, and union employees hired after the end of the last contract in 2006 are not eligible for retiree medical benefits.

Other Postemployment Benefits

The Company provides postemployment health and life insurance benefits to all eligible employees determined to be disabled.  In addition, the Company provides income-replacement benefits for Nine Mile Point union-represented employees determined to be disabled.  The Company recognized expense associated with its postemployment benefits of $1.9 million and approximately $48,000 for the periods ended December 31, 2010 and 2009, respectively.

Employee Savings Plan Benefits

The Company sponsors defined-contribution employee savings plans that are offered to all eligible employees.  The plans are qualified 401(k) plans under the Internal Revenue Code.  The Company makes matching contributions in cash to participant accounts under these plans; these matching contributions totaled approximately $6.4 million and $1.0 million for the periods ended December 31, 2010 and 2009.

Pension, Postretirement, and Postemployment Plan Liabilities

The following tables show the liabilities recorded for the pension, postretirement, and postemployment plans at each of the balance sheet dates.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

	Pension	Postretirement	Postemployment
Benefit Obligations	Plans	Plans	Plans	Total
	(In Thousands)
At December 31, 2010:
Current portion	$442	$4,116	$1,276	$5,834
Noncurrent portion	199,282	101,436	7,790	308,508
Total	$199,724	$105,552	$9,066	$314,342

At December 31, 2009:
Current portion	$—	$4,305	$1,161	$5,466
Noncurrent portion	172,549	87,173	6,949	266,671
Total	$172,549	$91,478	$8,110	$272,137

Changes in Benefit Obligations and Assets of the Pension and Postretirement Plans

The following tables show the balances and changes in the benefit obligations and plan assets of the pension and postretirement benefit plans.

	Pension Plans		Postretirement Plans
For the Periods Ended December 31,	2010	2009	2010	2009
	(In Thousands)

Change in benefit obligations:
Benefit obligation at beginning of period	$411,197	$410,465	$91,478	$98,596
Service cost	18,889	2,751	4,733	795
Interest cost	24,152	3,507	5,676	847
Contributions by participants	—	—	1,853	206
Medicare Part D reimbursements	—	—	56	30
Actuarial loss / (gain)	62,521	(3,662)	9,535	(7,788)
Plan amendments	—	—	(754)	—
Transfer of supplemental nonqualified pension from CEG	2,784	—	—	—
Benefits paid, including both annuity payments and lump-sum distributions	(19,767)	(1,864)	(7,025)	(1,208)
Benefit obligation at end of period	499,776	411,197	105,552	91,478

Change in plan assets:
Fair value of plan assets at beginning of period	238,648	234,367	—	—
Actual return on plan assets	35,285	6,145	—	—
Employer contribution	45,886	—	5,116	972
Plan participants’ contributions	—	—	1,853	206
Medicare Part D reimbursements	—	—	56	30
Benefits paid, including both annuity payments and lump-sum distributions	(19,767)	(1,864)	(7,025)	(1,208)
Fair value of plan assets at end of period	300,052	238,648	—	—

Liability at end of period	$199,724	$172,549	$105,552	$91,478

The benefit obligation above is the projected benefit obligation (“PBO”) for the Pension Plans and the accumulated benefit obligation (“ABO”) for the Postretirement Plans.  The Company is required to reflect the funded status of its Pension Plans above in terms of the PBO, which is higher than the ABO, because the PBO includes the impact of

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

expected future compensation increases on the pension obligation.  The Pension Plans had ABO balances that exceeded the fair value of plan assets as of December 31, 2010 and 2009.  The aggregate ABO balances for the Company’s Pension Plans were $443.9 million and $365.0 million as of those respective dates.

Net Periodic Benefit Cost and Amounts Recognized in Other Comprehensive Income

The following table shows the components of net periodic benefits cost for the pension and postretirement plans:

Components of Net Periodic Benefit Cost	Pension Plans		Postretirement Plans
For the Periods Ended December 31,	2010	2009	2010	2009
	(In Thousands)
Service cost	$18,889	$2,751	$4,733	$795
Interest cost	24,152	3,507	5,676	847
Expected return on plan assets	(24,882)	(3,445)	—	—
Amortization of unrecognized prior service cost	841	171	(965)	(148)
Recognized net actuarial loss	11,391	1,781	1,021	259
Transition obligation	—	—	59	9
Amount capitalized as construction cost	(1,127)	(176)	(457)	(54)
Net periodic benefit cost	$29,264	$4,589	$10,067	$1,708

The following is a summary of the pension and postretirement amounts that the Company has recorded in “Accumulated other comprehensive income” (“AOCI”) and the expected amortization of those amounts over the next year:

	AOCI Benefits				Expected Amortization
	Pension Plans		Postretirement Plans		Pension	Postretirement
	December 31,				Plans	Plans
	2010	2009	2010	2009	2011	2011
	(In Thousands)
Actuarial loss	$241,797	$199,390	$26,557	$18,042	$16,866	$1,710
Prior service cost	3,078	4,005	(4,975)	(5,227)	826	(1,022)
Transition obligation	—	—	77	178	—	39
Total	$244,875	$203,395	$21,659	$12,993	$17,692	$727

Expected Cash Benefit Payments

The pension and postretirement benefits the Company expects to pay in each of the next five years and in the aggregate for the subsequent five years are shown below.  These estimated benefits are based on the same assumptions used to measure the benefit obligations at December 31, 2010, but include benefits attributable to estimated future employee service.

	Pension	Postretirement
Year(s)	Benefits	Benefits
	(In Thousands)
2011	$43,917	$4,233
2012	35,110	4,596
2013	41,074	5,225
2014	47,260	6,009
2015	49,648	6,508
2016-2020	250,807	39,782

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

Assumptions for Pension and Postretirement Benefit Obligations and Periodic Cost

The assumptions used in calculating pension and postretirement obligations and periodic costs differ between the plans for Nine Mile Point employees and the plans for the rest of the Company’s employees.  The weighted-average assumptions used in calculating pension and postretirement obligations were as follows:

	Pension Plans		Postretirement Plans
At December 31,	2010	2009	2010	2009
Discount rate	5.25%	6.00%	5.75%	6.50%
Rate of compensation increase	3.75%	3.75%	3.75%	3.75%

The weighted-average assumptions used in calculating pension and postretirement net periodic cost were as follows:

	Pension Plans		Postretirement Plans
Periods Ended December 31,	2010	2009	2010	2009
Discount rate	6.00%	5.75%	6.50%	5.75%
Expected return on plan assets	8.50%	8.50%	N/A	N/A
Rate of compensation increase	3.75%	3.75%	3.75%	3.75%

Effective in 2011, the Company reduced its expected long-term rate of return on plan assets assumption to 8.25%.

The discount rate is based on an analysis of high-quality corporate bonds whose maturities match the Company’s expected benefit payments.  The expected long-term rate of return on plan assets reflects the Company’s long-term investment strategy in terms of asset mix targets and expected returns for each asset class.

The health care inflation rate assumptions used in calculating postretirement plan obligations at December 31, 2010 were 8.50% and 7.50% for 2011 and 2012, respectively, with an ultimate trend rate of 5.00% to be reached in 2017.  A one-percentage-point change in the assumed health care inflation rate would have the following effects:

One-Percentage-Point Increase/Decrease in Health Care Inflation Rate	Increase	(Decrease)
	(In Thousands)
Effect on postretirement obligation as of December 31, 2010	$5,166	$(4,037)
Effect on annual combined service and interest cost for 2010	416	(312)

Qualified Pension Plan Assets

Investment Strategy

The Company invests its qualified pension plan assets using the following investment objectives:

•                  ensure availability of funds for payment of plan benefits as they become due,

•                  provide for a reasonable amount of long-term growth of capital without excessive volatility,

•                  produce investment results that meet or exceed the assumed long-term rate of return,

•                  improve the funded status of the plan over time, and

•                  reduce future contribution and expense volatility as funded status improves.

To achieve these objectives, the Company, through the Investment Committee, has adopted an Investment Policy that divides its pension investment program into two primary portfolios:

•                  return-seeking assets — those assets intended to generate returns in excess of pension liability growth, and

•                  liability-hedging assets — those assets intended to have characteristics similar to pension liabilities.

Currently, the Investment Policy allocates 70% of plan assets to return-seeking assets to help reduce existing deficits in the funded status of the plans.  As the funded status of the plans improves, the Investment Policy calls for reducing the exposure to return-seeking assets and increasing the liability-hedging assets to reduce total risk.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

Return-Seeking Assets

The purpose of return-seeking assets is to provide investment returns in excess of the growth of pension liabilities.  This category includes a diversified portfolio of public equities, private equity, real estate, hedge funds, high-yield bonds, and other instruments.  These assets are likely to have lower correlations with the pension liabilities and lead to higher funded-status risk over shorter periods of time.

Liability-Hedging Assets

The purpose of liability-hedging assets, such as long-duration bonds and interest-rate derivatives, is to hedge against interest rate changes.  Exposure to liability-hedging assets is intended to reduce the volatility of plan funded status, contributions, and pension expense.

Risk Management

Risk is evaluated on an ongoing basis, and plan asset risk is managed using several approaches.  First, the assets are invested in two diverse portfolios, each of which contains investments across a spectrum of asset classes.  Second, a long-term investment horizon (greater than ten years) is considered, which enables the Company to tolerate the risk of investment losses in the short-term with the expectation of higher returns in the long term.  Third, a thorough due diligence program is employed prior to selecting an investment, and a rigorous ongoing monitoring program is utilized once assets are invested.

Asset Allocation

Plan assets are diversified across various asset classes and securities based on the Investment Policy.  This policy allocation is long-term oriented and consistent with the risk tolerance and funded status.  At December 31, 2010, the target allocations were 70% return seeking assets (consisting of 48% global equity securities, 15% alternative investments, and 7% high-yield bonds and other instruments) and 30% liability-hedging assets (consisting of fixed income securities other than high-yield bonds).  The portfolio is periodically rebalanced when the actual allocations fall outside of the ranges prescribed in the Investment Policy.

The target asset allocation also allows for investments in financial instruments, including asset-backed securities and collateralized mortgage obligations, which are exposed to risks such as interest-rate and market volatility.  These instruments are sensitive to changes in economic conditions.  Such changes could materially affect the value of plan assets.

Fair Value

The table below sets forth, by level within the fair value hierarchy discussed in Note 3, the actual allocation of investments of the Pension Plans at fair value.  Amounts by type of investment and fair value classification as of December 31, 2009 were based on the Company’s 18.4% share of the total market value of the CEG master trust.  There are no significant concentrations of risk, in terms of sector, industry, geography, or company.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

	Total Fair Value at
	December 31, 2010	December 31, 2009
	(In Thousands)
Global equity securities	$—	$48,586
High-yield bonds	15	125
Total Level 1 input	15	48,711

Global equity securities	154,715	86,372
Fixed-income securities other than high-yield bonds	79,624	65,224
High-yield bonds	20,476	17,067
Cash and cash equivalents	32,870	4,489
Hedging assets (interest rate swaps)	433	—
Total Level 2 input	288,118	173,152

Alternative investments	11,919	16,785
Total Level 3 input	11,919	16,785

Total fair value	$300,052	$238,648

The following is a description of the valuation methodologies used for assets measured at fair value:

•                  Global equity securities are valued at unadjusted quoted market share prices within active markets (“Level 1”) or based on external price/spread data of comparable securities (“Level 2”).  Common collective trust funds within this category are valued at fair value based on the unit value of the fund which is observable on a less frequent basis (Level 2). Unit values are determined by the bank or financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

•                  Fixed income, high-yield bonds, cash and cash equivalents, and over-the-counter hedging assets are valued based on external price data of comparable securities (“Level 2”).

•                  Alternative investments (“Level 3”) primarily consist of hedge funds, real estate funds, and financial limited partnerships (private equity funds).  These investments do not have readily determinable fair values because they are not listed on national exchanges or over-the-counter markets.  We have valued these alternative investments at their respective net asset value per share (or its equivalent such as partner’s capital) which has been calculated by each partnership’s general partner in a manner consistent with GAAP for investment companies.  Among other requirements, the partnerships must value their underlying investments at fair value.  While the net asset value per share provides a reasonable approximation of fair value, the fair values of the alternative investments are estimates and, accordingly, such estimated values may differ from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

The following table sets forth a summary of changes in the fair value of the Level 3 assets:

	For the Period Ended
	December 31, 2010	December 31, 2009
	(In Thousands)
Balance at beginning of period	$16,785	$16,126
Re-allocation of assets between CEG and CENG pension trusts upon final ERISA 4044 evaluation	(16,785)	—
Realized gains	—	162
Unrealized gains	619	490
Purchases during the period	11,300	98
Sales during the period	—	(431)
Transfers into and out of Level 3	—	340
Balance at end of period	$11,919	$16,785

9.     Leases, Commitments, and Guarantees

Leases

The Company is the lessee under certain facilities and equipment lease agreements which expire on various dates and have various renewal options.  All leases are classified as operating leases.  The Company included approximately $3.2 million and $0.5 million of expense related to its operating leases in the Consolidated Statements of Income for the periods ended December 31, 2010 and 2009, respectively, excluding amounts for leased equipment and office space under the Administrative Service Agreement with CEG discussed in Note 2.  The commitments schedule below includes, either in “Operating leases” or in “Administrative services agreement with CEG,” management’s estimates of the future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2010.

Commitments

The Company has made substantial commitments in connection with the operation of its plants relating to the procurement of nuclear fuel, long-term service agreements, capital for construction programs, and other purchases.

Nuclear Fuel

The Company has long-term contracts for the purchase, conversion, and enrichment of nuclear fuel, and the fabrication of fuel rod assemblies.  These commitments provide for quantities to substantially meet the Company’s expected requirements for the next several years.  These contracts expire between 2011 and 2028.  The nuclear fuel markets are competitive and prices can be volatile, but management does not anticipate problems in meeting the Company’s future supply requirements.

Other Long-Term Agreements

The Company has multi-year commitments in connection with various construction projects, the procurement of canisters for the disposal of spent nuclear fuel, other long-term service agreements, and other purchase commitments for its plants.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

At December 31, 2010, management estimates that the Company’s future obligations on existing commitments are as set forth below:

	2011	2012	2013	2014	2015	Thereafter	Total
	(In Thousands)
Operating leases	$1,209	$1,227	$880	$539	$180	$—	$4,035

Nuclear fuel contracts	222,761	193,573	235,526	113,658	236,899	1,536,866	2,539,283

Power services agency agreement with CECG (see Note 2)	13,600	8,500	8,500	4,300	—	—	34,900

Administrative services agreement with CEG (see Note 2)	47,500	48,450	49,419	50,407	51,416	105,937	353,129

Long-term service contracts, capital projects, nuclear fuel canisters, etc.	28,461	20,027	7,995	7,694	6,561	489	71,227

Total future obligations	$313,531	$271,777	$302,320	$176,598	$295,056	$1,643,292	$3,002,574

Guarantees

The Company’s guarantees do not represent incremental obligations.  Instead, they represent parental guarantees of the obligations of its consolidated operating subsidiaries.  At December 31, 2010, the Company guaranteed the following on behalf of its consolidated operating subsidiaries:

•                  a total of $587.5 million for the contingent payment obligation of the nuclear liability insurance retrospective premiums discussed in Note 10,

•                  the remaining $34.9 million of the payment obligations under the Power Services Agency Agreement with CECG discussed in Note 2,

•                  the remaining payment obligations resulting from non-performance under the power purchase agreements with CECG and EDFTNA discussed in Note 7, and

•                  if the capacity of NMP2 is increased, $3.0 million for the contingent payment and performance obligations under the capacity-sale agreement discussed in Note 4.

10.       Contingencies

Storage of Spent Nuclear Fuel

The Nuclear Waste Policy Act of 1982, as amended, (“NWPA”) requires the federal government, through the DOE, to develop a repository for the disposal of spent nuclear fuel and high-level radioactive waste.  Although the NWPA and the Company’s contracts with the DOE required the DOE to begin taking possession of spent nuclear fuel no later than January 31, 1998, the DOE has failed to meet its obligation.  The DOE’s delay in taking possession of spent fuel has required the Company to undertake additional actions and incur costs to provide on-site dry fuel storage at all three of its nuclear sites.  The Company has installed additional capacity at its independent spent fuel storage installation (“ISFSI”) at Calvert Cliffs, has constructed an ISFSI at Ginna, and is constructing an ISFSI to be placed in service at Nine Mile Point in 2012.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

Prior to 2010, the DOE had stated that it may not meet its obligation until 2020 at the earliest.  During 2010, the DOE requested the withdrawal of its license application to use Yucca Mountain as a national repository for spent nuclear fuel.  At this time, the Company is not able to determine whether the DOE will be able to commence meeting its obligation by 2020.

Each of the Company’s plant subsidiaries have filed complaints against the federal government in the U.S. Court of Federal Claims seeking to recover damages caused by the DOE’s failure to meet its contractual obligation to begin disposing of spent nuclear fuel by January 31, 1998.  The cases are currently stayed, pending litigation in other related cases.  Any funds received from the DOE that represent the reimbursement of costs incurred prior to the EDF Closing shall belong to CEG, and any funds representing the reimbursement of costs incurred after the EDF Closing shall belong to CENG.

In connection with the purchases of the Nine Mile Point and Ginna plants, all of the former owners’ rights and obligations related to recovery of damages for the DOE’s failure to meet its contractual obligations were assigned to the Company.  However, any recovery from the DOE on behalf of the Ginna damages claim is subject to a potential reimbursement back to the former owner of that facility for up to $10 million.

Nuclear Insurance

The Company maintains nuclear insurance coverage for its plants in four program areas: liability, worker radiation, property, and accidental outage.  These policies contain certain industry-standard exclusions, including, but not limited to, ordinary wear and tear and war.

In November 2002, the President signed into law the Terrorism Risk Insurance Act (“TRIA”) of 2002, which was extended by the Terrorism Risk Insurance Extension Act of 2005 and the Terrorism Risk Insurance Program Reauthorization Act of 2007.  Under the TRIA, property and casualty insurance companies are required to offer insurance for losses resulting from certified acts of terrorism.  Certified acts of terrorism are determined by the Secretary of the Treasury, in concurrence with the Secretary of State and Attorney General, and primarily are based upon the occurrence of significant acts of terrorism that intimidate the civilian population of the United States or attempt to influence policy or affect the conduct of the United States Government.  The Company’s nuclear liability, nuclear property, and accidental outage insurance programs described below provide coverage for certified acts of terrorism.

If there were a nuclear accident or an extended outage at any of the Company’s units, it could have a substantial adverse effect on the Company’s liquidity and financial results.  In addition, if there were an accident at any nuclear power plant insured by the industry mutual insurer, NEIL, the Company could be assessed retrospective insurance premiums, which could have a substantial adverse effect on the Company’s liquidity and financial results.

Nuclear Liability Insurance

Pursuant to the Price-Anderson Act, as amended, the Company is required to insure against public liability claims resulting from nuclear incidents to the full limit of public liability.  This limit of liability consists of the maximum available commercial insurance of $375 million and mandatory participation in an industry-wide retrospective premium assessment program.  The retrospective premium assessment is $117.5 million per reactor, per incident, increasing the total amount of insurance for public liability to approximately $12.6 billion.  Under the retrospective assessment program, the Company can be assessed up to $587.5 million per incident at any commercial reactor in the country, payable at no more than $87.5 million per incident per year.  This assessment also applies in excess of the worker radiation claims insurance.  Both the maximum assessment per reactor and the maximum yearly assessment are adjusted for inflation at least every five years based upon the Consumer Price Index and are subject to state premium taxes.  In addition, the United States Congress could impose additional revenue-raising measures to pay claims.

Worker Radiation Claims Insurance

The Company participates in the American Nuclear Insurers Master Worker Program that provides coverage for worker tort claims filed for radiation injuries.  The policy provides a single industry aggregate limit of $375 million that is sub-limited as follows: $200 million for occurrences of radiation injury claims against all those insured by this policy prior to January 1, 2003; $300 million for occurrences of radiation injury claims against all those insured by this policy between January 1, 2003 and January 1, 2010; and $375 million for occurrences of radiation injury claims against all those insured by this policy on or after January 1, 2010.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

The sellers of Nine Mile Point retain the liabilities for existing and potential claims that occurred prior to November 7, 2001, and the seller of Ginna retains the liabilities for existing and potential claims that occurred prior to June 10, 2004.  In addition, LIPA, which owns 18% of NMP2, is obligated to assume its pro rata share of any liabilities for retrospective premiums and other premium assessments.  If claims under these policies exceed the coverage limits, the provisions of the Price-Anderson Act would apply.

Nuclear Property Insurance and Accidental Nuclear Outage Insurance

As discussed in Note 2, the Company’s plants are provided property and accidental outage insurance through the membership of CEG and EDFI in the industry mutual insurer, NEIL.

The insurance provides $500 million in primary property coverage at each plant, $1.8 billion of excess property coverage at Ginna, and $2.25 billion in excess property coverage under a blanket policy at each of Calvert Cliffs and Nine Mile Point.  However, under the blanket policy, Calvert Cliffs and Nine Mile Point share $1.0 billion of the $2.25 billion of excess property coverage applicable to each of those plants.  Therefore, in the unlikely event of two full-limit property damage losses at Calvert Cliffs and Nine Mile Point, the Company would recover a total of $4.5 billion instead of $5.5 billion ($2.75 billion each) since those plants share $1.0 billion of the excess property coverage.

Losses resulting from non-certified acts of terrorism are covered as a common occurrence, meaning that if non-certified terrorist acts occur against one or more commercial nuclear power plants insured by NEIL within a 12-month period, they would be treated as one event and the owners of the plants where the acts occurred would be limited to a maximum recovery of one full limit of liability ($3.24 billion as of December 31, 2010).

The NEIL insurance also provides indemnification on a weekly basis for losses resulting from an accidental outage of a nuclear unit.  Coverage begins after a 12-week deductible period and continues at 100% of the weekly indemnity limit for 52 weeks and then at 80% of the weekly indemnity limit for up to the next 110 weeks.  The accidental outage insurance coverage is up to $490 million per unit at Calvert Cliffs and Ginna, $420 million for Nine Mile Point Unit 1, and $402 million for Nine Mile Point Unit 2.  These amounts can be reduced by up to $98 million per unit at Calvert Cliffs, $84 million for Nine Mile Point Unit 1, and $80 million for Nine Mile Point Unit 2 if an outage of more than one unit is caused by a single insured physical damage loss.

If claims at plants insured by NEIL result in a shortfall of NEIL reserve funds, all policyholders could be assessed a retrospective premium, for which the combined CEG and EDFI premium share for the current policy year could be as much as $94.7 million.  Subject to availability of funds, the Company would be required to reimburse CEG and EDFI for any retrospective premiums assessed by NEIL.

Water Intake Regulations

The Clean Water Act requires cooling water intake structures to reflect the best technology available for minimizing adverse environmental impacts.  The Environmental Protection Agency is expected to propose regulations to implement this act in March 2011.  At this time, the Company cannot estimate the costs of complying with the new regulations, but such costs could be material.

In March 2010, the New York Department of Environmental Conservation issued a draft policy designating closed-cycle cooling as the best technology available for cooling water intake structures for minimizing adverse environmental impacts.  At this time, the Company cannot predict whether this policy will be adopted.  However, if the policy is adopted and the Company is required to retrofit its two New York plants to implement this technology, the compliance costs could be material.

Nine Mile Point Labor Contract

The Company had a total of approximately 2,760 employees at December 31, 2010.  At the Nine Mile Point facility, approximately 585 employees are represented by the International Brotherhood of Electrical Workers, Local 97.  The labor contract with this union expires in June of 2011.  We expect negotiations for a new contract to begin in May of 2011, and we expect to execute a new agreement with the union.  We believe that our relationship with this union is satisfactory, but there can be no assurances that this will continue to be the case.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010 and the Period November 6, 2009 to December 31, 2009

Nine Mile Point Property Taxes

Nine Mile Point Nuclear Station (“NMPNS”) is a respondent in a petition (litigation) filed in New York state court by the Oswego City School District (“School District”) wherein the School District challenges the 2010 property tax assessment of Nine Mile Point Unit 1.  Additionally, both NMPNS and the Company are in discussions with certain tax jurisdictions in New York, including the School District, with respect to future property taxes on both Nine Mile Point units.  While the Company believes that the School District’s petition is without merit, the litigation potentially could increase Nine Mile Point Unit 1 taxes for the 2010-2011 fiscal year by approximately $7 million.  Further discussions and negotiations regarding future tax payments may result in an increase in future property taxes on both Nine Mile Point units.  At this time, the Company is unable to determine the outcome of either the litigation or discussions.